

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2014

Via Email
Mrs. Badria Alhussin
President and Treasurer
Nimtech Corp.
str.100, Emirhan, 10/2, bld. A
Sanliurfa, Turkey

> **Re: Nimtech Corp.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2014**
> **File No. 333-199438**

Dear Mrs. Alhussin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

   - You state in your disclosure that you are a development stage company;
   - Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
   - Since formation, you have not generated any revenues and you have limited assets, mostly comprising cash;
   - You are issuing penny stock; and
   - You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Nimtech Corp. is not a blank check company.

2. Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Prospectus Cover Page

3. You state that the offering shall terminate on the earlier of (i) the date when Nimtech Corp. decides to do so, or (ii) when the offering is fully subscribed for. Please revise your disclosure regarding a termination of the offering to include that the offering shall automatically terminate at close of business on the day that is 240 days following the effective date of the registration statement, unless the offering is extended by Nimtech Corp. Please make corresponding revisions throughout the registration statement.

4. Please provide a telephone number where your principal officer, Mrs. Badria Alhussin, can be reached. The current phone number on the prospectus cover page is a Nevada area code where Mrs. Alhussin does not live.

Risk Factors, page 4

We have yet to earn revenue and our ability to sustain our operations . . ., page 5

5. The first sentence of this risk factor heading refers to a risk covered under the previous risk factor. Please delete the first sentence of this risk factor and revise the remainder of this risk factor to clearly and concisely identify and discuss the specific risk associated with the going concern issue raised by your registered public accounting firm. We also note that each risk factor should be limited to one risk and not include multiple risks under one caption.

Because Company's headquarter and assets are located outside . . ., page 6

6. Please correct the last sentence of this risk factor to read, "As well, any judgment obtained in the United States against us may not be enforceable in Turkey."

Because we will purchase our raw materials from overseas . . ., page 6

7. We note that you plan to market your products in Turkey but obtain your raw materials and equipment from Panama. To the extent material, please enhance this risk factor to describe any government regulations or restrictions in Panama that will impact your business. See Item 101(h)(4)(ix) of Regulation S-K.

Because our current president has other business interests . . ., page 7

8. Please revise this risk factor to include a description of Mrs. Alhussin's other business obligations and the amount of time she will be spending on each such obligation.

We are selling this offering without an underwriter . . ., page 8

9. We note your disclosure regarding Mrs. Alhussin's plan to offer the shares to friends, family members, and business associates. Please revise your disclosure in the Plan of Distribution section on page 28 to include this disclosure.

Management Discussion and Analysis or Plan of Operation-Establish Our Office, page 11

10. We note your disclosure that your business office is provided to you free of charge by Mrs. Alhussin. Please expand your description to clarify whether your office is a part of a residence or an employer's location and, if an employer's location, whether such employer is aware and approves of this activity. Please also disclose how long you anticipate being able to use this office free of charge. Please also disclose your anticipated needs regarding office equipment and the estimated cost of such office equipment.

Description of Business-General, page 16

11. We note your statement on page 16 that you have several partners "ready to cooperate" with you in Turkey. Please revise this section to provide specific disclosure regarding your interaction with the purported partners you list, including any negotiations or arrangements entered into for the supply of paper cups to such partners.

Description of Business-Marketing, page 17

12. We note your statement that your marketing strategy is a "proven, valid strategy. . . This strategy generates a repeated customer base. . ." Please revise this section to provide specific examples that substantiate your statement regarding the validity of your marketing strategy.

Description of Business-Freight, page 18

13. We note your disclosure that Streamtown Commercial AG, your supplier, "is ready to offer a better price on the machines and supplies, depending on volumes purchased. . ." Please revise your disclosure to provide specifics regarding such improved pricing based on volumes purchased.

Description of Business-Contracts, page 18

14. You state that a copy of the Contract of sale of goods is filed as Exhibit 10.2. This agreement is filed under Exhibit 10.1. Please correct such disclosure throughout the registration statement.

15. You state that a copy of the Lease Agreement is filed as Exhibit 10.3. The lease is filed under Exhibit 10.2. Please revise your disclosure.

Description of Business, page 19

16. Please disclose an estimate of the amount of time spent during each of the last two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Description of Business-Finance, page 20

17. We note the disclosure regarding the expenses associated with raw materials, marketing, and other expenses is inconsistent with your tabular disclosure on page nine of your registration statement. Please revise the disclosure regarding these expenses throughout the registration statement for consistency, where applicable.

Directors, Executive Officers, Promoter and Control Persons, page 25

18. Please revise your disclosure to include the information required by Item 401(e)(1) of Regulation S-K. For example, please provide disclosure regarding the principal business of each organization where Mrs. Alhussin currently works and has worked, including the nature of the responsibilities undertaken by Mrs. Alhussin at each such organization, and provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mrs. Alhussin should serve as a director of Nimtech Corp.

<u>Certain Relationships and Related Transactions, page 27</u>

19. We note your disclosure that Mrs. Alhussin, your sole officer and director, provides office space free of charge to Nimtech Corp. Please revise your disclosure in this section to include the information required by Item 404(d) of Regulation S-K with respect to this agreement. Please also file any agreement you have with Mrs. Alhussin as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mrs. Alhussin, Nimtech Corp. should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10(iii) of Regulation S-K.

<u>Item 16 Exhibits, page II-2</u>

20. We note that the exhibit numbers for Contract of sale of goods, Lease Agreement, and Verbal Agreement are inaccurate. Please correct your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-Mail</u>
        Scott Olson, Esq.